[redacted]

08005319

File No. 82-3929

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

SUPPL

FANCAMP ANNOUNCES CLOSING OF FIRST TRANCHE OF FINANCING WITH MINERALFIELDS

October 2, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): Fancamp Exploration Ltd. is pleased to announce the closing of a non-brokered private placement of $1,500,000 through the sale of 3,000,000 flow-through units (the "FT Units") at $0.50 per FT Unit to MineralFields Group. Each FT Unit consists of one flow-through common share and one-half of one non flow-through share purchase warrant (the "Warrants"). Each whole Warrant is exercisable at a price of $0.75 per share until September 30, 2010, subject to earlier forced acceleration in the event the Company's shares close at a price of $1.00 per share or more for 30 consecutive trading days after the four month hold expires. The flow-through shares are subject to a four month hold period expiring on January 10, 2009.

"We are pleased to be entering into this relationship with MineralFields Group," said Peter Smith, PH.D, P. Eng., President and CEO. "This is an important milestone in the growth of Fancamp Exploration Ltd. and we look forward to working with MineralFields as we develop our holdings in Canada."

A finder's fee of 8% in cash and 10% in options for Units will be paid to eligible finders in relation to this financing.

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar hard dollar PIPE financings) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

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Fancamp is a junior mining company with interests in iron titanium, nickel, gold and uranium properties besides its 100% interest in the McFauld's Lake Property. It is also a 50% owner of a large claim block north of Attawapiskat in the Hudson's Bay Lowlands which covers the largest regional magnetic anomaly in the district, and potentially a major nickel target.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END